Exhibit 99.16

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Inc. Appoints Dr. Marcello Veiga and Dr. Bernard Klein to Advisory Board

July 23, 2009, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that, it has appointed Metallurgists and Environmental Engineers Dr. Marcello Veiga, Ph.D., P.E., and Dr. Bern Klein, Ph.D., P.Eng., to the Company’s Board of Advisors.

Both Dr. Veiga and Dr. Klein have extensive experience working with and in developing mining communities abroad, and in early and mid-stage projects in North America. Grandview CEO and President Paul Sarjeant believes the appointments significant in that they add an important layer of metallurgical and environmental expertise to the Company’s exploration and development team, and further that, as the Company prepares to commence work on its newly optioned gold producing property in northern Peru (the “Property”), mineral production and processing experience is of paramount importance.

“These gentlemen are immensely qualified and, I believe, uniquely able to help us move this project forward quickly. Their sustainable development expertise, and their experience working with small-scale miners and mining companies to improve efficiencies to mutual benefit should prove invaluable to the Company," says Sarjeant. Grandview maintains strident Environmental and Social Governance policies at its North American mineral properties, and is committed to evolving these policies and developing the Property to mutual benefit.

Dr. Marcello Veiga, Ph.D., P.E., has worked for the past thirty one years, as a metallurgical engineer and environmental geochemist for mining and consulting companies in Brazil, Canada, US, Venezuela, Chile and Peru. He has worked extensively on environmental and social issues related to mining. As an Associate Professor of the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia, since 1997, his research and teaching topics include: sustainable development in mining, conflicts with communities, mine closure and reclamation, remedial procedures for metal pollution, in particular mercury pollution, bioaccumulation of metals, impacts of metals to health and the environment, acid rock drainage and mineral processing (process mineralogy). From 2002 to 2008, he worked as an expert and Chief Technical Advisor of the GEF/UNDP/UNIDO Global Mercury Project for UNIDO - United Nations Industrial Development Organization, in Vienna. This includes the implementation of Environmental and Health Assessment of mercury pollution in artisanal gold mining in Asia, Africa and South America. The project also included the implementation of procedures to reduce mercury emissions and local fabrication of pieces of equipment to reduce exposure of artisanal miners to mercury vapors and increase gold recovery. Believing that poverty is the main cause for the environmental problems of the planet, Dr. Veiga works actively in the education of artisanal gold miners worldwide, in partnership with the United Nations. In 2009, he was named one of the Top 25 Canadian Immigrants, by Canadian Immigrant magazine.

Dr. Bern Klein, Ph.D., P.Eng., is a Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia. He has twenty years of experience in the mining industry. For ten of these years he worked in the area of process development and was involved with process development for over 300 mining projects. About 50% of these projects were aimed at process development for gold prospects which included gravity concentration, flotation, cyanide leaching and oxidative pre-treatment. Dr. Klein has served as a technical expert to United Nations Environmental Program to introduce alternative technologies to reduce the health and environmental impact of mercury use by small scale gold miners He is presently Department Head and an Associate Professor in the area of Mineral Processing Engineering at the Norman B. Keevil Institute of Mining Engineering, University of British Columbia, and teaches courses in mineral processing, processing of precious metal ores. His areas of research include comminution, gravity concentration, cyanide leaching, mine-mill integration, acid rock drainage and effluent treatment. He is also Vice President Mineral Processing for BC Mining Research Ltd.

About the Property

Through its wholly-owned subsidiary Recuperación Realzada S.A.C., Grandview has an agreement with a Peruvian Group which grants a two-stage option to acquire 100% interest in the 400 hectare producing gold Property. The Property is located in northwest Peru, near the town of Suyo, in the Suyo District, Ayabaca Province, in the Department of Piura. Year-round road access to the property is excellent from the nearby Pan-American Highway. Little modern exploration has taken place on the Property or in the surrounding area, though five zones of mineralization have been identified on the Property by the previous owners, three of which are currently being worked by local small-scale miners. For more information about the Property and for historic assays, see the Company news release of July 15, 2009.

About Grandview

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, please contact Paul Sarjeant at 416.486.3444 #113 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.